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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                   ----------
                     ALLIED RISER COMMUNICATIONS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------
                  7.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)
                              CUSIP NO. 019496 AA 6
                              CUSIP NO. 019496 AB 4
                     (CUSIP Numbers of Class of Securities)

                                   ----------
                             MICHAEL R. CARPER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     ALLIED RISER COMMUNICATIONS CORPORATION
                         1700 PACIFIC AVENUE, SUITE 400
                               DALLAS, TEXAS 75201
                                 (214) 210-3000
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   ----------
                                   Copies to:

                              KATHLEEN R. MCLAURIN
                                JAMES E. O'BANNON
                           JONES, DAY, REAVIS & POGUE
                             2727 N. HARWOOD STREET
                               DALLAS, TEXAS 75201
                                 (214) 220-3939

                                   ----------
          The transaction to which the statement relates is an issuer tender offer subject to Rule 13e-4.

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                             INTRODUCTORY STATEMENT

         Allied Riser Communications Corporation, a Delaware corporation ("Allied Riser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed on May 11, 2001, and amended by Amendment No. 1 to Schedule TO filed on May 23, 2001 (collectively the "Schedule TO"), with respect to Allied Riser's offer to purchase any and all of its 7.50% Convertible Subordinated Notes Due 2007 (the "Notes") at a purchase price of $280 per $1,000 principal amount of Notes, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2001, as amended (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") which, as such documents may be further amended or supplemented from time to time, together constitute the "Offer". Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

         Page 7 of the Offer to Purchase is hereby amended by adding the following thereto:

                                  "GLOBAL NOTE

         Under the terms of the Indenture under which the Notes were issued, Allied Riser is obligated to make a semi-annual interest payment on June 15, 2001 to record holders of the Notes as of June 1, 2001. Further, as provided in the Offer, holders who tender their Notes are being offered $280 per $1,000 principal amount of the Notes plus accrued but unpaid interest through but not including the date on which Allied Riser deposits funds to purchase the accepted Notes with the Depositary.

         Under the terms of the Indenture, all $150 million outstanding principal amount of the Notes are represented by a single global Note. This Note is registered in the name of Cede & Co., as the nominee of The Depository Trust Company ("DTC"). Under the terms of the Indenture, no owner of a beneficial interest in this Note is entitled to receive a certificated Note. All transfers of beneficial interests in the Note are made by book-entry through records maintained by DTC. As a result, Cede & Co. is the only record holder of the Note. The Indenture provides that interest is payable only to the record holder of the Note. Allied Riser understands that in accordance with normal market practices, even if the Offer was not pending, persons buying and selling beneficial interests in the Note during the period between the June 1st record date for the next regular interest payment on the Note and the June 15th payment date for this interest payment would agree as to which party is entitled to receive this interest payment.

         In the Offer, owners of beneficial interests in the Note (through a DTC participant) will instruct DTC whether to tender their beneficial interests in the Note. Cede & Co., as DTC's nominee, will tender the applicable principal amount of the Note, and in its capacity as the sole record holder, will assign to Allied Riser the right to receive the June 15th interest payment with respect to the tendered principal amount of the Note. Promptly upon the expiration of the Offer, Allied Riser will pay Cede & Co. (as the record holder of the Note) an amount equal to $280 for each $1,000 principal amount of the Note tendered plus accrued but unpaid interest through but not including the date on which the funds are deposited with the Depositary. DTC will then distribute these funds to the appropriate DTC participant, which in turn will distribute the funds to the former owner of the beneficial interest in the Note.

         With respect to any principal amount of the Note that is not tendered, on June 15, 2001, Allied Riser will pay the regular interest payment to Cede & Co., as the sole record holder of the then outstanding principal amount of the Note. DTC will then distribute these funds to the appropriate DTC participant.


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         Allied Riser has established the terms of the Offer in this manner to lessen any possible confusion with regard to the right to receive the interest payment to be made on June 15, 2001 with respect to the Note and to address the provisions of the Indenture that require Allied Riser to pay interest to Cede & Co., as the sole record holder of the Note for the purposes of the Indenture. Notwithstanding that Cede & Co. is the sole record holder of the Note for the purposes of the Indenture, all owners of beneficial interests in the Note are entitled to participate in the Offer. The provisions of the Indenture do not affect the ability of owners of beneficial interests in the Note to instruct DTC to tender their interests in the Note in the Offer, whether or not the owner held the beneficial interest in the Note on June 1, 2001.

         All owners of beneficial interests of the Note (whether or not the owner held the beneficial interest in the Note on June 1, 2001) are eligible to tender their beneficial interests in the Note pursuant to the procedures for book-entry transfer set forth in the section entitled "Procedures for Tendering Notes" in this Offer to Purchase. Persons who purchase beneficial interests in the Note after June 1, 2001 are advised to consult with their broker as to whether the purchase includes the right to receive the interest payment to be made on June 15, 2001."





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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 6, 2001             ALLIED RISER COMMUNICATIONS CORPORATION


                                By: /s/ Gerald K. Dinsmore
                                    ----------------------------------------
                                    Name:  Gerald K. Dinsmore
                                    Title: Chairman, Chief Executive Officer
                                           & President